Merger Announcement of Indosat Subsidiaries:
           PT Indosat Mega Media and PT IndosatCom Adimarga

Jakarta, 30 November 2002. PT Indosat Mega Media and PT IndosatCom Adimarga, both are wholly-owned subsidiaries of PT Indosat (Persero) Tbk ("Indosat", have announced the Abridged Merger Plan (enclosed) in the local media today, in relation to the proposed merger of PT IndosatCom Adimarga, as the merging company, into PT Indosat Mega Media, as the surviving company, (the original text of Abridged Merger Plan is announced in Bahasa Indonesia and for this purpose has been un-officially translated into English).

Indosat is the provider of telecommunications services in Indonesia, which shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT)

For Further Information Please Contact :

Corporate Communications DivisionPT Indosat (Persero) Tbk
Telp : 62-21- 3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

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                        [Logo Indosat Appears Here]

                               ANNOUNCEMENT

                         ABRIDGED PLAN for MERGER
            PT INDOSAT MEGA MEDIA AND PT INDOSATCOM ADIMARGA

In compliance with article 105 clause number (2) of the Republic of Indonesia Law No 1 Year 1995 on Limited Liability Company ("LLC Law") and
article 12 of the Government of Indonesia Decree No 27 year 1998 on Merger, Combination and Acquisition of Limited Liability Company ("Decree 27/98"), it is hereby announced the Abridged Plan for Merger of PT INDOSAT MEGA MEDIA and PT INDOSATCOM ADIMARGA as follows:

1. Name and Domicile of Companies to Merge.
PT INDOSAT MEGA MEDIA, domiciled in Jakarta and PT INDOSATCOM ADIMARGA, domiciled in Jakarta, whereas PT INDOSATCOM ADIMARGA is the entity to be merged; and PT INDOSAT MEGA MEDIA will be the surviving entity.
2. Reason for Merger.
PT INDOSAT MEGA MEDIA is a company operating in Internet and multimedia service (including pay TV) and PT INDOSATCOM ADIMARGA is a company, which among others, operating in B2B e-Commerce.
The merger of PT INDOSAT MEGA MEDIA with PT INDOSATCOM ADIMARGA is conducted to increase efficiency, improve financial and technical strengths as well as creating new synergies and providing convenience to the customers through one-stop service in the Internet and multimedia services. With the merger, the business activities of PT INDOSATCOM ADIMARGA will be continued by PT INDOSAT MEGA MEDIA.
3. Condition of Merger.
The merger will be conducted in accordance with the prevailing rules and Laws currently in force.
4.      Resolution of Rights and Obligations of Third Parties.
a. All assets and liabilities of PT INDOSATCOM ADIMARGA will be legally transferred to PT INDOSAT MEGA MEDIA and the existence of PT INDOSATCOM ADIMARGA will be immediately terminated without prior liquidiation process.
b. Resolution on the status of employment will be conducted in accordance to the prevailing laws in manpower.

In accordance with article 102 number (2) of LLC Law and acticle 9 and 13 of Decree 27/98, the Plan for Merger which was prepared by the Board of Directors of PT INDOSAT MEGA MEDIA and PT INDOSATCOM ADIMARGA requires approval from the respective Extraordinary General Meeting of Shareholders of PT INDOSAT MEGA MEDIA and PT INDOSATCOM ADIMARGA.

This Announcement is hereby made to whom it may concern and any question on The plan for merger should be addressed to the following in writing no later than 9 December 2002 at the latest:

PT INDOSATCOM ADIMARGA
Menara Kebon Sirih Lantai 15, Suite 1503-1504
Jalan Kebon Sirih No. 17-19
Jakarta 10340
Telepon: 39836556 ext. 219
Faksimili: 39836545
For the attention of Raslan
      Finance Manager

PT INDOSAT MEGA MEDIA
Jalan Kebagusan Raya No. 36
Pasar Minggu
Jakarta 12550
Telepon: 78546969 ext. 104
Faksimili: 78830983
For the attention of .Elly Noor Qomariyah
       Legal Officer

Jakarta, 30 November 2002
Board of Directors
PT INDOSATCOM ADIMARGA

Board of Directors
PT INDOSAT MEGA MEDIA


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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: December 3, 2002                      By: /s/ Widya Purnama
                                                 -------------------------------
                                                 Name: Widya Purnama
                                                 Title: President